Exhibit 2.1
ASSET PURCHASE AGREEMENT
BETWEEN
NUVASIVE, INC.
AND
RADIUS MEDICAL, LLC
January 23, 2007

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS		1
1.1	Definitions	1
ARTICLE 2 PURCHASE AND SALE		8
2.1	Purchase and Sale	8
2.2	Assets Not to be Transferred	9
2.3	Liabilities and Obligations	10
2.4	Purchase Price	10
2.5	Transfer Taxes	10
ARTICLE 3 CLOSING		11
3.1	The Closing	11
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER		12
4.1	Organization of Seller	12
4.2	Authorization	12
4.3	Taxes	13
4.4	Condition and Sufficiency of Assets	15
4.5	Governmental Permits	15
4.6	Title to Purchased Assets	15
4.7	Intellectual Property	15
4.8	Accounts Receivable and Inventory	17
4.9	Contracts	17
4.10	No Violation, Litigation or Regulatory Action	18
4.11	Environmental Matters	18
4.12	No Finder	19
4.13	Customers and Suppliers	19
4.14	Seller Financial Statements	19
4.15	No Changes	19
4.16	Insurance	21
4.17	FDA Matters	21
4.18	Products; Product Liability	23
4.19	Investment Representations	23
4.20	Capital Expenditures	24

4.21	Disclosure	24
4.22	Net Working Capital Certificate	24
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER		24
5.1	Organization of Buyer	24
5.2	Authorization	24
5.3	Non-Contravention; Consents	25
5.4	Validity of Shares	25
5.5	No Finder	25
ARTICLE 6 ADDITIONAL AGREEMENTS		25
6.1	Taxes	25
6.2	Noncompetition Agreement	26
6.3	Use of Name	26
6.4	Restrictions on Securities	26
6.5	Registration	27
6.6	Cash Adjustments Based on Effectiveness Price	28
6.7	Transition Covenant	28
6.8	Non-Disparagement	28
6.9	Right to Use Name	28
6.10	Recourse Against MBI	28
ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER		29
7.1	No Misrepresentation or Breach of Covenants and Warranties	29
7.2	No Restraint or Litigation	29
7.3	Necessary Governmental Approvals	29
7.4	Necessary Consents	29
7.5	Additional Agreements	29
7.6	Manager Agreements	29
7.7	No Material Adverse Event	29
7.8	Receipt of Closing Deliveries	29
7.9	Supply Agreement Amendment	30
ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER		30
8.1	No Misrepresentation or Breach of Covenants and Warranties	30
8.2	No Restraint or Litigation	30
8.3	Necessary Governmental Approvals	30

8.4	Additional Agreements	30
ARTICLE 9 INDEMNIFICATION		30
9.1	Grant of Indemnity	30
9.2	Representation, Cooperation and Settlement	32
9.3	Interest	33
9.4	Survival of Representations and Warranties	33
9.5	Indemnity Cap	33
9.6	Sole and Exclusive Remedy	33
9.7	Thresholds	33
ARTICLE 10 GENERAL PROVISIONS		34
10.1	Survival of Obligations	34
10.2	Confidentiality	34
10.3	No Public Announcements	34
10.4	Notices	34
10.5	Successors and Assigns	35
10.6	Access to Records after Closing Date	35
10.7	Entire Agreement; Amendments	35
10.8	Interpretation	35
10.9	Waivers	36
10.10	Expenses	36
10.11	Partial Invalidity	36
10.12	Execution in Counterparts	36
10.13	Further Assurances	36
10.14	Governing Law	37
10.15	Dispute Resolution	37
10.16	Effect of Due Diligence	37
10.17	No Third-Party Beneficiaries	37
10.18	Attorneys’ Fees	37

ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (the “Agreement”), dated as of January 23, 2007, is entered into by and among NuVasive, Inc., a Delaware corporation (“Buyer”), Radius Medical, LLC, a California limited liability company (“Seller”), and, with respect to Section 6.7, 6.8 and Article 9 hereof only, Biologic, LLC, a California limited liability company (“Biologic”), Antone Family Partners, a California general partnership (“Antone Partners”), and Russell Cook and Duraid Antone, each individual residents of the state of California (each, a “Manager,” and collectively, the “Managers”).
RECITALS
     WHEREAS, Seller owns certain assets in connection with the design, development, marketing and distribution by Seller of the Products (collectively, the “Business”); and
     WHEREAS, subject to the terms and conditions of this Agreement, Seller desires to sell, and Buyer desires to buy, all of Seller’s right, title and interest in and to substantially all of the assets used in or necessary for the operation of the Business, except the Excluded Assets as hereinafter defined;
     NOW, THEREFORE, in consideration of the premises and the covenants and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE 1
DEFINITIONS
     1.1 Definitions. In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms. Any agreement referred to below shall mean such agreement as amended, supplemented and modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.
     “Accounts Receivable” has the meaning specified in Section 4.8(a) hereof.
     “Additional Agreements” means all agreements (including exhibits), instruments and documents being or to be executed and delivered under this Agreement or in connection herewith, including, but not limited to the following: (i) the Assignment and Assumption Agreement; (ii) the Assignment of Patents; (iii) the Assignment of Copyrights; (iv) the Assignment of Trademarks; (v) the Bill of Sale; (vi) the Assignment and Assumption of Contracts; (vii) the Escrow Agreement; and (viii) the Manager Agreements, each in the form attached as an exhibit hereto.
     “Additional Consideration” has the meaning specified in Section 2.4(b) hereof.
     “Additional Payment Date” has the meaning specified in Section 2.4(b) hereof.

     “Affiliate” means, as to any Person, any other Person which is controlling, controlled by or under common control with such Person.
     “Antone Partners” has the meaning specified in the first paragraph of this Agreement.
     “Assignment and Assumption Agreement” means that certain Assignment and Assumption Agreement dated as of the Closing Date, by and between Buyer and Seller, in substantially the form attached hereto as Exhibit A.
     “Assignment and Assumption of Contracts” means that certain Assignment and Assumption of Contracts dated as of the Closing Date, by and between Buyer and Seller, in substantially the form attached hereto as Exhibit B.
     “Assignment of Copyrights” means that certain Assignment of Copyrights dated as of the Closing Date, by and between Buyer and Seller, in substantially the form attached hereto as Exhibit C.
     “Assignment of Patents” means that certain Assignment of Patents dated as of the Closing Date, by and between Buyer and Seller, in substantially the form attached hereto as Exhibit D.
     “Assignment of Trademarks” means that certain Assignment of Trademarks dated as of the Closing Date, by and between Buyer and Seller, in substantially the form attached hereto as Exhibit E.
     “Assumed Liabilities” has the meaning specified in Section 2.3(a) hereof.
     “Balance Sheet” has the meaning specified in Section 4.14 hereof.
     “Bill of Sale” means that certain Bill of Sale dated as of the Closing Date, by and between Buyer and Seller, relating to the sale of certain of the Purchased Assets, in substantially the form attached hereto as Exhibit F.
     “Biologic” has the meaning specified in the first paragraph of this Agreement.
     “Business” has the meaning specified in the recitals to this Agreement.
     “Buyer” has the meaning specified in the first paragraph of this Agreement.
     “Buyer Affiliates” has the meaning specified in Section 9.1(a) hereof.
     “Buyer’s Damages” has the meaning specified in Section 9.1(a) hereof.
     “Cash Consideration” has the meaning specified in Section 2.4(a)(i) hereof.
     “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
     “Claims and Losses” has the meaning specified in Section 9.1(a) hereof.

     “Closing” has the meaning specified in Section 3.1 hereof.
     “Closing Date” has the meaning specified in Section 3.1 hereof.
     “Closing Price” means the Reference Market Value on the Closing Date (as adjusted for stock splits, stock dividends, reclassifications or similar events).
     “Code” means the United States Internal Revenue Code of 1986, as amended.
     “Common Stock” means the Common Stock of Buyer, $0.001 par value per share.
     “Competitive Activity” means directly or indirectly (or having any material interest in a Person) (i) engaging in any activity that is the same as, materially similar to, or competitive with the Business; (ii) engaging in the development or distribution of any product that is the same as, materially similar to, or competitive with any of the Products developed or sold by Buyer during the Noncompetition Period; or (iii) diverting or attempting to divert from Buyer or any Affiliate of Buyer any business of any kind relating to the Business, including the solicitation of or interference with any suppliers, consultants, contractors, or customers of such operations; provided, however, that the development or distribution of a product that does not have a principal application in spinal surgery shall not be deemed a Competitive Activity.
     “Contracts” has the meaning specified in Section 4.9 hereof.
     “Effectiveness Date” means the date that the Registration Statement to be filed pursuant to Section 6.5 is first declared effective by the SEC.
     “Effectiveness Price” means the Reference Market Value on the Effectiveness Date (as adjusted for stock splits, stock dividends, reclassifications or similar events).
     “Encumbrance” means any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, covenant or other restrictions of any kind.
     “Environmental and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety and pollution or protection of the environment (including, without limitation, all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, radiation or radon), each as amended and. as now or hereafter in effect.
     “Environmental Lien” means any lien, whether recorded or unrecorded, in favor of any governmental entity, relating to any liability of Seller arising under any Environmental and Safety Requirements.

     “Escrow Agent” shall mean Wells Fargo Bank, National Association.
     “Escrow Agreement” means that certain Escrow Agreement dated as of the Closing Date, by and between Buyer, Seller and the Escrow Agent, in substantially the form attached hereto as Exhibit I.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Excluded Assets” has the meaning specified in Section 2.2 hereof.
     “FDA” means the United States Food and Drug Administration.
     “Financials” has the meaning specified in Section 4.14 hereof.
     “510(k)” has the meaning specified in Section 4.17(d) hereof.
     “GAAP” means the United States generally accepted accounting principles.
     “Governmental Body” means any foreign, federal, state, county, local, district, public authority, public agency or any other political subdivision, public corporation or governmental or regulatory authority, whether foreign or domestic.
     “Governmental Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal, or any Governmental Body and any award in any arbitration proceeding.
     “Governmental Permits” has the meaning specified in Section 4.5(a) hereof.
     “IDE” has the meaning specified in Section 4.17(d) hereof.
     “Indebtedness” means, with respect to any Person, any indebtedness, secured or unsecured, (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), and evidenced by bonds, notes, debentures or similar instruments or letters of credit, to the extent of the face value thereof (or, in the case of evidence of indebtedness issued at a discount, the current accredit value thereof) or (b) representing the balance deferred and unpaid of the purchase price of property or services (other than accounts payable (including trade payables) in the ordinary course of business) and shall also include, to the extent not otherwise included, (i) any capitalized lease obligations and (ii) the face value of guaranties of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor).
     “Indemnified Party” has the meaning specified in Section 9.2(b) hereof.
     “Indemnifying Party” has the meaning specified in Section 9.2(b) hereof.
     “Intellectual Property” means all of the intellectual property used in the Business or Products, including: (a) inventions, whether or not patentable, whether or not reduced to practice,

and whether or not yet made the subject of a pending patent application or applications; (b) ideas and conceptions of potentially patentable subject matter, including without limitation, any patent disclosures, whether or not reduced to practice and whether or not yet made the subject of a pending patent application or applications; (c) all worldwide statutory invention registrations, patents, patent registrations and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations) and all rights therein provided by law, multinational treaties or conventions and all improvements to the inventions disclosed in each such registration, patent or application (collectively, “Patents”); (d) trademarks, service marks, trade dress, logos, limited liability company names and trade names, including all of the goodwill associated therewith, whether or not registered, including all common law rights and registrations and applications for registration thereof (collectively, “Trademarks”); (e) copyrights, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by law, multinational treaties or conventions (collectively, “Copyrights”); (f) trade secrets and confidential, technical information (including ideas, formulas, compositions, inventions and conceptions of inventions, whether patentable or unpatentable and whether or not reduced to practice) (collectively, “Trade Secrets”); (g) technology (including know-how and show-how), manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data and copyrightable works, whether secret or confidential or not; (h) copies and all tangible embodiments of all of the foregoing, in whatever form or medium; (i) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights; (j) all rights to sue for and recover and retain damages, costs or attorneys’ fees for present and past infringement of any of the Intellectual Property rights described above; (k) any non-infringement and/or invalidity opinions received by Seller with respect to any of the Intellectual Property rights described above; and (l) the names used and associated with any of the Products.
     “Interim Financial Statements” has the meaning specified in Section 4.14 hereof.
     “Inventory” has the meaning specified in Section 4.8(b) hereof.
     “IRS” means the Internal Revenue Service of the United States of America.
     “Manager(s)” has the meaning specified in the first paragraph of this Agreement.
     “Manager Agreements” means those certain Consulting and Non-Competition Agreements dated as of the Closing Date, by and between Buyer and each of the Managers, each in substantially the form attached hereto as Exhibit G.
     “Material Adverse Event” means any change, circumstance or effect that, individually or in the aggregate with all other changes, circumstances and effects, is or would be reasonably likely to have a material adverse effect on (i) the Purchased Assets, or (ii) the Business.
     “MBI” means Maxigen Biotech, Inc., an entity organized under the laws of Taiwan, and any successor thereto.
     “Member(s)” means, individually, Biologic and Antone Partners, and collectively, Biologic and Antone Partners.

     “Net Sales” means the total amount of gross receipts of Buyer in connection with sales of Products to non-Affiliate third parties less deduction of all of the following to the extent applicable to such sales: (a) all trade and quantity credits, discounts, charge backs from wholesalers, refunds or rebates which are actually allowed and taken; (b) all amounts of insurance and freight expenses included in any invoice; (c) all allowances or credits for returns or rejected products to the extent such amounts are included in the original gross receipts; and (d) all sales taxes (including value added taxes), duties or other governmental charges incurred.
     “Net Working Capital” means (A) Seller’s consolidated total current assets (as defined by and determined in accordance with GAAP) to be transferred to Buyer as of the Closing Date less (B) Seller’s consolidated total current liabilities (as defined by and determined in accordance with GAAP) to be transferred to Buyer as of the Closing Date. For purposes of calculating Net Working Capital, Seller’s current liabilities shall include all indebtedness being assumed by Buyer whether or not such indebtedness would be treated as a current liability under GAAP.
     “Net Working Capital Certificate” means a certificate executed by the Managers dated as of the Closing Date, certifying the amount of Net Working Capital (including (i) an itemized list of each element of Seller’s consolidated current assets being transferred to Buyer, (ii) an itemized list of each element of Seller’s consolidated current liabilities being transferred to Buyer, and (iii) any other supporting documentation, information and calculations as are, in Seller’s good faith reasonable judgment, necessary for Buyer to verify and determine the amount of the Net Working Capital and indebtedness).
     “Net Working Capital Threshold” means $250,000.
     “Noncompetition Period” has the meaning specified in Section 6.2 hereof.
     “Nondisclosure Agreement” means that certain Mutual Non-Disclosure and Non-Use Agreement, dated as of July 31, 2006, by and between Buyer and Seller.
     “Permitted Encumbrances” means (a) liens for taxes and other governmental charges and assessments which are not yet due and payable, (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable and (c) other liens or imperfections on property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such lien or imperfection.
     “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Body or any other entity.
     “Products” means any collagen-based medical biomaterials products or any other products designed, developed, manufactured or marketed by Buyer or Seller that incorporate the Patents or Intellectual Property, including without limitation, (i) the synthetic bone graft substitute consisting of resorbable purified fibrillar collagen and partially or fully resorbable hydroxyapatite and/or tricalcium phosphate ceramics marketed and distributed by Seller under the name Formagraft, and (ii) a bone marrow aspiration needle.

     “Purchase Price” has the meaning specified in Section 2.4 hereof.
     “Purchased Assets” has the meaning specified in Section 2.1 hereof.
     “Records” has the meaning specified in Section 2.1(a)(vii) hereof.
     “Reference Market Value” means the average closing sale price, as published in the Wall Street Journal, of a share of Common Stock on the Nasdaq Global Market for the ten (10) consecutive trading day period ending three (3) business days prior to the date on which such Reference Market Value is determined.
     “Registration Statement” has the meaning specified in Section 6.5(a) hereof.
     “Release” has the meaning specified in CERCLA.
     “Requirements of Laws” means any applicable foreign, federal, state and local laws, statutes, regulations, rules, codes, ordinances, enforceable judgments, injunctions, decrees and orders, permits, approvals, treaties, enacted, adopted, issued or promulgated by any Governmental Body (including, without limitation, those pertaining to electrical, building, zoning, environmental and occupational safety and health requirements) or common law in effect as of the Closing Date.
     “Restricted Territory” means North America (the United States, Canada and Mexico), EU countries, South America and Central America countries, Australia and New Zealand, and each of their respective territories.
     “Retained Liabilities” has the meaning specified in Section 2.3(b) hereof.
     “Schedules” has the meaning specified in the introductory paragraph to Article 4 hereof.
     “SEC” means the United States Securities and Exchange Commission.
     “Securities Act” means the United States Securities Act of 1933, as amended.
     “Seller” has the meaning specified in the first paragraph of this Agreement.
     “Seller Affiliates” has the meaning specified in Section 9.1(b) hereof.
     “Seller Damages” has the meaning specified in Section 9.1(b) hereof.
     “Shares” has the meaning specified in Section 2.4(a)(ii) hereof.
     “Share Consideration” has the meaning specified in Section 2.4(a)(ii) hereof.
     “Supply Agreement” means that certain Supply Agreement, dated November 4, 2004, as amended, between Seller and MBI.
     “Supply Agreement Amendment” means an amendment to the Supply Agreement, to be dated on or before the Closing Date, and to be entered into by and among Seller and MBI.

     “Tax” means any federal, state, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, property, sales, use, transfer, gains, license, excise, employment, payroll, withholding or minimum tax, or any other tax custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Body.
     “Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.
     “Third Party Expenses” has the meaning specified in Section 10.10 hereof.
     “Transfer Taxes” has the meaning specified in Section 2.5 hereof.
     “Transferred Agreements” has the meaning specified in Section 2.1(a)(viii) hereof.
     “Transferred Permits” has the meaning specified in Section 2.1(a)(ix) hereof.
     “Transition Activities” means the activities and obligations set forth on Schedule 6.7 hereto.
     “2005 Financial Statements” has the meaning specified in Section 4.14 hereof.
     “Unpaid Indemnification Claims” has the meaning specified in Section 2.4(b) hereof.
ARTICLE 2
PURCHASE AND SALE
     2.1 Purchase and Sale.
          (a) On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, convey, assign and transfer to Buyer, and Buyer shall purchase from Seller, all right, title and interest of Seller in and to substantially all of the tangible and intangible properties and assets owned or held by Seller and relating to or used, or held for use, in connection with the Business (collectively, the “Purchased Assets”) free and clear of all Encumbrances (except for Permitted Encumbrances), but excluding the Excluded Assets (as defined in Section 2.2), such Purchased Assets to include, but not be limited to:
               (i) all Inventory set forth on Schedule 4.8(b) hereto;
               (ii) all packaging and labeling equipment and materials set forth on Schedule 2.1(a)(ii) hereto;
               (iii) all license agreements related to the Purchased Assets and the Business, including without limitation, past and current licenses and licenses relating to all Products;

               (iv) the goodwill and going concern value of the Business;
               (v) all Intellectual Property;
               (vi) the names of the Products and any similar sounding names and variants thereof and any other names used by Seller in the sales and marketing materials or on the Products, however labeled, which shall expressly include the right of Buyer to market, distribute and sell any existing Products or existing Inventory bearing any corporate names or variants thereof of Seller;
               (vii) all existing supplier lists, customer lists, pricing lists, records, books, ledgers, files, documents, correspondence, repair and maintenance records, operation manuals, advertising, promotional and marketing materials (including, without limitation, catalogues, brochures, trade show equipment, field inventory, loaners, sales force inventory and consignments), studies and reports related primarily to the Purchased Assets or the Business and complete and accurate copies of all applications, registrations, agreements and other documents referenced on Schedule 4.7(a) hereto (collectively, the “Records”);
               (viii) all contracts, agreements, commitments, licenses, undertakings, arrangements, and other legally binding contractual rights or obligations to which Seller is a party and which are listed on Schedule 2.1(a)(viii) hereto (collectively, the “Transferred Agreements”), including, without limitation, the rights contained in the Supply Agreement;
               (ix) all licenses, permits, approvals, clearances, variances, waivers or consents issued by any Governmental Body used in or necessary to the operation of the Business (collectively, the “Transferred Permits”), to the extent transferable;
               (x) all prepaid expenses, advance payments, deposits, surety accounts and other similar assets related to the Business, including without limitation, prepaid deposits with suppliers;
               (xi) all rights, claims and benefits of Seller in, to or under, any (i) (A) employee confidentiality agreements entered into by Seller and (B) confidentiality or secrecy agreements entered into by Seller with third parties that relate to the use or disclosure of information concerning the Purchased Assets or the Business, and (ii) express or implied warranties from the suppliers of goods or services (including any coverage rights under product liability or other insurance maintained by any of such suppliers for the benefit of Seller);
               (xii) any unfilled purchase and sale orders of Seller related to the Business; and
               (xiii) all other assets, properties and rights of Seller of every kind associated with the Business, whether tangible or intangible, and wherever situated, including without limitation, Seller’s books and records, other than the Excluded Assets.
     2.2 Assets Not to be Transferred. Seller shall retain and Buyer shall not acquire (i) any Accounts Receivable or (ii) all of the assets, properties and rights, if any, set forth on Schedule 2.2(b) hereto, which together shall constitute the “Excluded Assets.”

     2.3 Liabilities and Obligations.
          (a) On the Closing Date, Buyer shall accept, assume and agree to pay, perform or otherwise discharge, in accordance with the respective terms and subject to the respective conditions thereof and hereof, all those liabilities set forth on Schedule 2.3 (the “Assumed Liabilities”). Notwithstanding the fact that obligations under the Transferred Agreements are included on Schedule 2.3, except as expressly set forth on such Schedule, Buyer is only assuming the obligation to perform Seller’s obligations under such Transferred Agreements after the Closing Date, and nothing contained herein shall have the effect of causing Buyer to have assumed or be responsible for any obligations that arose under such Transferred Agreements prior to or on the Closing Date regardless of whether such pre-Closing Date obligations arose in the ordinary course or as a result of any breach or default by Seller.
          (b) Except as expressly set forth in Section 2.3(a) above, Buyer shall not assume or have any responsibility for any liability, obligation or commitment of any nature of Seller prior to the Closing, whether now or hereafter existing, known or unknown, accrued or unaccrued or due to come due, including, without limitation, those liabilities and obligations specifically identified as “Retained Liabilities” throughout this Agreement (herein collectively, the “Retained Liabilities”). Seller acknowledges and agrees that it shall be fully responsible for all such Retained Liabilities. The parties agree that notwithstanding the disclosure of a liability on a Schedule hereto (other than Schedule 2.3), such liability shall constitute a Retained Liability unless it is explicitly set forth on Schedule 2.3.
     2.4 Purchase Price.
          (a) In consideration for the Purchased Assets, Buyer shall pay or do the following (collectively referred to as the “Purchase Price”):
               (i) Buyer shall pay to Seller at Closing $5,800,000 less the amount by which Net Working Capital is less than the Net Working Capital Threshold at the Closing by wire transfer of immediately available funds to such account as Seller shall, not less than three (3) business days prior to the Closing Date, designate in writing to Buyer (the “Cash Consideration”); and
               (ii) Buyer shall issue to Seller at Closing that number of shares of Common Stock (the “Shares”) equal to the quotient obtained by dividing $10,200,000 (the “Share Consideration”) by the then applicable Reference Market Value on the Closing Date.
          (b) At the Closing buyer shall deposit with the Escrow Agent $2,000,000 (the “Additional Consideration”) to be held in escrow to secure any and all Claims and Losses suffered or incurred by Buyer or any Buyer Affiliates during the 18 month period following the Closing for which Buyer or such Buyer Affiliates are entitled to indemnification pursuant to Article 9 of this Agreement and in respect of which Buyer and such Buyer Affiliates have not been actually indemnified by Seller, the Members or the Managers (“Unpaid Indemnification Claims”).
     2.5 Transfer Taxes. All use, value-added, gross receipts, excise, registration, stamp duty, sales, transfer or other similar taxes or governmental fees (“Transfer Taxes”) imposed,

levied or payable by reason of the signing of this Agreement and by reason of the transfer of assets and assumption of liabilities contemplated hereby shall be paid by Buyer. Seller shall cooperate with Buyer to the extent reasonably requested and legally permitted to minimize any Transfer Taxes.
ARTICLE 3
CLOSING
     3.1 The Closing.
          (a) The consummation of the transactions contemplated by this Agreement shall be consummated (the “Closing”) at the offices of Heller Ehrman LLP in San Diego, California on January 23, 2007, or such other place, time and date as the parties shall agree in writing. The time and date on which the Closing is actually held is referred to herein as the “Closing Date.”
          (b) Subject to fulfillment or waiver of the conditions set forth in Article 7, at the Closing, Buyer shall deliver to Seller each of the following:
               (i) the Cash Consideration;
               (ii) a certificate representing the Shares;
               (iii) the certificate contemplated by Section 8.1 below, duly executed by an authorized officer of Buyer; and
               (iv) the Additional Agreements duly executed by Buyer.
          (c) Subject to fulfillment or waiver of the conditions set forth in Article 8, at the Closing, Seller shall deliver to Buyer each of the following:
               (i) certificates of title or origin (or like documents) with respect to any asset included in the Purchased Assets for which a certificate of title or origin is required in order to transfer title;
               (ii) all consents, waivers or approvals listed on Schedule 4.2 hereto;
               (iii) the certificate contemplated by Section 7.1 below, duly executed by the Managers;
               (iv) certified copies of the resolutions duly adopted by the Members authorizing the execution, delivery and performance of this Agreement and the Additional Agreements and the consummation of the transactions contemplated hereby and thereby;
               (v) good standing certificates for Seller from the Secretary of State of the State of California dated not more than ten (10) days prior to the Closing Date;

               (vi) the legal opinion of Rutan & Tucker, LLP, counsel to Seller, substantially in the form attached hereto as Exhibit H;
               (vii) releases, including without limitation, termination statements under the Uniform Commercial Code of any financing statements filed against any of the Purchased Assets, evidencing discharge, removal and termination of all Encumbrances to which such Purchased Assets are subject (other than Permitted Encumbrances), which releases shall be effective at or prior to the Closing;
               (viii) all Records maintained with respect to the Business;
               (ix) such other bills of sale, assignments and other instruments of transfer or conveyance as Buyer may reasonably request or as may be otherwise necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer;
               (x) the Additional Agreements duly executed by Seller; and
               (xi) the Net Working Capital Certificate.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER
     As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the schedules prepared by Seller relating to this Article 4 (the “Schedules”), Seller represents and warrants to Buyer as follows:
     4.1 Organization of Seller. Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the State of California. Seller is duly qualified to carry on the Business as now conducted and is in good standing in each of the jurisdictions in which the ownership or leasing of the Purchased Assets or the conduct of the Business requires such qualification except where such failure to be so qualified or in good standing would not result in a Material Adverse Event. Seller has full corporate power and authority to own or lease and to operate and use the Purchased Assets and to carry on the Business as now conducted.
     4.2 Authorization.
          (a) Seller has full power and authority to execute, deliver and perform this Agreement and all of the Additional Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Additional Agreements by Seller have been duly and validly authorized and approved by the Members. No other limited liability company proceedings on the part of Seller are necessary to authorize the consummation of the transactions contemplated by this Agreement and the Additional Agreements. This Agreement has been, and the Additional Agreements, upon execution and delivery by Seller, will be duly authorized, executed and delivered by Seller and constitutes, or upon execution and delivery will constitute, as the case may be, legal, valid and binding obligations of Seller enforceable against Seller in accordance with their terms, except (i)

as such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights, and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          (b) Except as set forth on Schedule 4.2, neither the execution, delivery and performance of this Agreement or any of the Additional Agreements nor the consummation of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will: (i) violate, conflict with or result in the breach of any provision of Seller’s operating agreement or any other organizational documents of Seller, (ii) violate or conflict with any Requirement of Laws or Governmental Order applicable to Seller, (iii) violate, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under any agreement listed (or required to be listed) on Schedule 4.9, or result in the creation or imposition of any Encumbrance upon any of the Purchased Assets, or (iv) require the approval, consent, authorization or act of, or the making by Seller of any declaration, filing or registration with, any Person.
     4.3 Taxes.
          (a) All Tax Returns that were required to be filed by, or with respect to, Seller on or before the Closing Date have been filed on a timely basis in accordance with the laws, regulations and administrative requirements of the appropriate Governmental Body in all jurisdictions in which such Tax Returns were required to be filed. All such Tax Returns that have been filed were, when filed, and continue to be, true, correct and complete.
          (b) All Taxes due and payable on or before the Closing Date that are either (i) required to be shown on any Tax Return filed by, or with respect to, Seller or (ii) which were not required to be shown on any Tax Return but which were required to be paid by or with respect to Seller, have been timely paid on or before the Closing Date. All Taxes that Seller was required by law to withhold or collect have been (in the case of those that were already required to be withheld or collected) duly withheld or collected and, to the extent required, have been (in the case of those that were already required to be paid) paid to the appropriate Governmental Body. There are no Encumbrances, and will be no Encumbrances on the Closing Date, with respect to Taxes upon any of the Purchased Assets. Any liability of Seller for Taxes not yet due and payable has adequately been provided for by Seller on the Financials (whether or not required to be disclosed under GAAP).
          (c) There is no action, dispute, suit, proceeding, investigation, assessment, audit or claim now pending against, or with respect to, Seller in respect of any Tax nor is any action, dispute, suit, procedure, investigation, assessment, audit or claim for additional Tax expected by Seller to be asserted by any Governmental Body. No Governmental Body has proposed any adjustment with respect to any action, dispute, suit, proceeding, investigation, assessment, audit or claim against or with respect to Seller. All deficiencies proposed (plus any interest, penalties and additions to Tax that were or are proposed to be assessed thereon, if any) with respect to Seller have been paid. There are no outstanding waiver or extensions of any statute of limitations relating to either the filing of any Tax Return or the payment of any Tax for which Seller may be liable and no Governmental Body has either formally or informally requested such a waiver or extension.
          (d) No claim has ever been made by any Governmental Body in any jurisdiction in which no Tax Return is filed by, or with respect to, Seller that Seller may be subject to taxation by that jurisdiction.
          (e) Seller has never been included in a consolidated, combined or unitary Tax Return nor has Seller ever been a party to any tax sharing or similar agreement or arrangement.
          (f) Seller does not have any liability (whether contingent or otherwise) for Taxes of any other Person (i) under Treasury Regulations Section 1.1502-6 (or any successor provision thereto or any similar provision under state, local or foreign law); (ii) as a successor or transferee or (iii) by contract (whether written or unwritten).
          (g) Seller is a limited liability company treated as a partnership for income Tax purposes for all years of its existence and has not elected at any time to be taxed as a corporation in any jurisdiction.
          (h) No property owned by Seller is property that Buyer or Seller will be required to treat as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, or is “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code.
          (i) Seller is neither subject to an adjustment under Section 481 of the Code nor has been required by, nor has requested or received the permission of, any Governmental Body to change its methods of accounting.
          (j) Seller is not a foreign person within the meaning of Section 1445 of the Code.
          (k) Seller does not have in effect any tax elections for Federal income tax purposes under Sections 108, 168, 338, 441, 471, 1017, 1033 or 4977 of the Code.
          (l) There is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Buyer or Seller by reason of Sections 162(m) or 280G of the Code or as excessive or unreasonable compensation.
          (m) Seller is not a party (other than as an investor) to any industrial development bond.
          (n) Seller has never engaged in any exchange under which the gain realized on such exchange was not recognized due to Section 1031 of the Code.

     4.4 Condition and Sufficiency of Assets. The Purchased Assets are suitable for the uses to which they are being put or have been put in the ordinary course of business of the Business, and (ii) the Purchased Assets constitute all of the assets necessary to conduct the Business as currently conducted, except for the Excluded Assets.
     4.5 Governmental Permits.
          (a) Seller owns, holds or possesses all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from all Governmental Bodies which are necessary to entitle it to own or lease, operate and use the Purchased Assets and to carry on and conduct the Business as currently conducted (collectively, the “Governmental Permits”). Complete and correct copies of all of the Transferred Permits have heretofore been delivered or will be delivered prior to the Closing Date to Buyer by Seller.
          (b) Except as set forth on Schedule 4.5(b): (i) Seller has fulfilled and performed its obligations under each of the Governmental Permits, and to its knowledge, no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default or violation under any such Governmental Permit or which permits or, after notice or lapse of time or both, would permit revocation or termination of any such Governmental Permit, or which might adversely affect in any material respect the rights of Seller under any such Governmental Permit; (ii) no notice of cancellation, of default, of violation or of any material dispute concerning any Governmental Permit, or of any event, condition or state of facts described in the preceding clause, has been received by, or is known to, Seller; and (iii) each of the Transferred Permits is valid, subsisting and in full force and effect, and may, subject to applicable law, be assigned and transferred to Buyer in accordance with this Agreement, and will continue in full force and effect thereafter, in each case without (A) the occurrence of any breach, default or forfeiture of rights thereunder, or (B) the consent, approval or act of, or the making of any filing with, any Governmental Body.
     4.6 Title to Purchased Assets. Seller has good, marketable and insurable title to all of the Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances and those Encumbrances that will be removed at the Closing. The Purchased Assets are not subject to any liability or obligation of whatever nature, whether known or unknown, absolute, accrued, contingent or otherwise. Upon delivery to Buyer on the Closing Date of the instruments of transfer contemplated by Section 3.1(c) above, Seller will thereby transfer to Buyer good, marketable and insurable title to the Purchased Assets, free and clear of Encumbrances other than Permitted Encumbrances.
     4.7 Intellectual Property.
          (a) Schedule 4.7(a) sets forth the following:
               (i) a complete list of all Patents, Trademarks and Copyrights, and any applications therefor in respect of any of the foregoing, included in the Intellectual Property, which specifies, where applicable, the jurisdictions in which such Intellectual Property right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. All registered Patents, Trademarks and Copyrights included in the Intellectual Property and held by Seller are valid and subsisting;
               (ii) all licenses, sublicenses and other agreements as to which Seller is a party and pursuant to which Seller is authorized to use any Intellectual Property belonging to any third party (provided, however, that Seller need not list object code end-user licenses granted to end-users in the ordinary course of business that permit use of software products without a right to modify, distribute or sublicense the same), including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty and the term thereof; and
               (iii) all licenses, sublicenses and other agreements as to which Seller is a party and pursuant to which Seller has granted to any third party any right to use any of the Intellectual Property, including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty and the term thereof.
          Seller has provided Buyer with access to complete and accurate copies of all applications, registrations, agreements and other documents referenced in Schedule 4.7(a).
          (b) Seller is not in violation in any material respect of any license, sublicense or agreement described or to be described on Schedule 4.7(a) and, except for any consents to transfer required under the Contracts, the execution and delivery of this Agreement by Seller, and the consummation of the transactions contemplated hereby, (A) will not cause Seller to be in violation or default under any such license, sublicense or agreement, (B) entitle any Person to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement or (C) will not require Seller to repay any funds already received by it from any Person.
          (c) Seller has all right, title and interest in and to and is the sole and exclusive owner or licensee of (free and clear of any Encumbrances other than Permitted Encumbrances), all the Intellectual Property, and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any Person in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Intellectual Property is being used. Seller has taken commercially reasonable steps to protect the Intellectual Property. No claims with respect to the ownership of, or otherwise questioning Seller’s rights to, any of the Intellectual Property have been asserted or are threatened by any person nor are there any valid grounds for any such claim.
          (d) Neither the manufacturing, use and/or sale of the Products nor the conduct of the Business has infringed, misappropriated or conflicted with any patents, trademarks, copyrights, trade secrets or other intellectual property of any Person. Seller has not received any claims nor are any claims threatened or, to Seller’s knowledge, do valid grounds exist for any claims to the effect that the manufacture, sale, licensing or use of any of the Products as now manufactured, used or sold by or on behalf of Seller infringes the intellectual property rights of any Person.

          (e) To Seller’s knowledge, there is no unauthorized use, infringement or misappropriation of any of the Intellectual Property by any Person, including any employee or former employee of Seller.
          (f) None of the Intellectual Property or the Products is subject to any outstanding decree, order, judgment or stipulation restricting in any manner the licensing thereof by Seller.
          (g) All current employees, distributors and consultants and all former key employees, distributors and consultants of Seller have executed proprietary information and confidentiality agreements with the Seller, each in substantially the form previously provided to Buyer.
     4.8 Accounts Receivable and Inventory.
          (a) Schedule 4.8(a) sets forth a complete and accurate list of all accounts receivable of the Business (the “Accounts Receivable”) and the aggregate value of all such Accounts Receivable. All Accounts Receivable are, to Seller’s knowledge, valid receivables subject (to Seller’s knowledge after due inquiry) to no setoff or counterclaims and are current and collectible.
          (b) Schedule 4.8(b) sets forth a complete and accurate list of all inventory, including raw material, work-in-progress and finished goods inventory of products, supplies and parts of the Business (“Inventory”) and the aggregate value of all such Inventory, certified by the Managers. Schedule 4.8(b) also identifies whether the Inventory items are raw material, work-in-progress or finished goods, and specifies any category of parts that has an aggregate inventory value in excess of $1,000 that has been identified through reasonable business practices to be obsolete, damaged or defective.
     4.9 Contracts.
          (a) Set forth on Schedule 4.9 is a list of each agreement, arrangement, commitment, license or other instrument, written or oral, that is material to the Business as presently conducted (collectively, the “Contracts”). Each such Contract constitutes a valid, legal and binding obligation of Seller and, to Seller’s knowledge, of the other parties thereto; and no defenses, offsets or counterclaims thereto have been asserted, or, to Seller’s knowledge, may be made by any party thereto. Seller has not received oral or written notice of any default under any Contract. There are no existing defaults or events of default, real or claimed, or events which with notice or lapse of time or both would constitute defaults under any Contract. Except as indicated on Schedule 4.9, there exists no actual or threatened termination, cancellation or limitation of, or any amendment, modification or change to any Contract.
          (b) Seller is neither renegotiating any of the Transferred Agreements nor is it paying liquidated damages in lieu of performance thereunder. Except as set forth on Schedule 4.2, the Transferred Agreements may be transferred to Buyer pursuant to this Agreement and will continue in full force and effect thereafter, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any Person. Seller has heretofore delivered complete and correct copies of each Transferred Agreement to Buyer.
     4.10 No Violation, Litigation or Regulatory Action. To Seller’s knowledge, (a) the Business and the Purchased Assets and their current uses comply in all material respects with all applicable Requirements of Laws and Governmental Orders, (b) Seller has complied in all material respects with all Requirements of Laws and Governmental Orders which are applicable to the Purchased Assets or the Business, and (c) no Governmental Body has at any time challenged or questioned the legal right of Seller to sell any of its products or to provide any of its services in the present manner or as contemplated in the conduct of the Business. There are no lawsuits, claims, suits, proceedings or investigations pending or, to the knowledge of Seller, threatened against or affecting the Business (nor, to Seller’s knowledge, is there any basis for any such claims) and there are no lawsuits, suits or proceedings pending in which Seller is the plaintiff or claimant. There is no action, suit or proceeding pending or, to the knowledge of Seller, threatened which questions the legality of the transactions contemplated by this Agreement.
     4.11 Environmental Matters. With respect to the Business:
          (a) Seller has complied with and is in compliance in all material respects with all applicable Environmental and Safety Requirements. Seller has not received any oral or written notice, report or information regarding any actual or alleged violation of Environmental and Safety Requirements or any liabilities or potential liabilities relating to it or its facilities arising under Environmental and Safety Requirements.
          (b) Neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of any government agencies or third parties under any Environmental and Safety Requirements (including any so called “transaction-triggered” or “responsible property transfer” laws and regulations).
          (c) To Seller’s knowledge, none of the following exists at any property or facility associated with the Business:
               (i) underground storage tanks;
               (ii) asbestos-containing material in any form or condition;
               (iii) materials or equipment containing polychlorinated biphenyls; or
               (iv) landfills, surface impoundments or other disposal areas.
          (d) To Seller’s knowledge, Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or Released any substance (including any hazardous substance) or owned, occupied or operated any facility or property in a manner that has given or could give rise to any liabilities (including any liability for response costs, corrective action costs, personal injury, natural resource damages, property damage or attorneys fees or any investigative, corrective or remedial obligations) pursuant to CERCLA or any other Environmental and Safety Requirements.
          (e) Seller has not, either expressly or by operation of law, assumed or undertaken any liability or corrective, investigatory or remedial obligation of any other Person relating to any Environmental and Safety Requirements.
          (f) No Environmental Lien has attached to any property associated with the Business.
     4.12 No Finder. Except as set forth on Schedule 4.12, neither Seller nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary, for or on account of the transactions contemplated by this Agreement.
     4.13 Customers and Suppliers. Set forth on Schedule 4.13 is a list of Seller’s ten largest customers and suppliers (measured by dollar volume in each case) during the calendar year 2005 and during the first eleven months of 2006, showing with respect to each, the name and address, dollar volume and nature of the relationship (including the principal categories of products bought or sold). Seller is not required to provide any bonding or other financial security arrangements in connection with any of the transactions with any of its customers or suppliers in the ordinary course of Seller’s business. Seller has not received any direct communication (whether oral or written) of any intention of any customer or supplier identified on Schedule 4.13 to discontinue its relationship as a customer or supplier of, or materially reduce its purchases from or sales to Seller (or, post-Closing, from Buyer).
     4.14 Seller Financial Statements. Seller has previously delivered to Buyer the following financial statements: Seller’s unaudited balance sheet as of December 31, 2005 relating to the Business and the related unaudited statement of operations for the fiscal year then ended (the “2005 Financial Statements”) and Seller’s unaudited balance sheet as of November 30, 2006 (the “Balance Sheet”) and the related unaudited statement of operations for the eleven months then ended (together with the Balance Sheet, the “Interim Financial Statements”). The 2005 Financial Statements and the Interim Financial Statements are referred to collectively as the “Financials.” The Financials have been prepared in good faith and, except as set forth on Schedule 4.14, in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other. The Financials present fairly the financial condition and operating results of Seller as of the dates and during the periods indicated therein.
     4.15 No Changes. Except as set forth on Schedule 4.15, since the date of the Balance Sheet there has not been, occurred or arisen any of the following:
          (a) any change or any event, occurrence, development or fact that alone or in the aggregate has resulted in, or would reasonably be expected to result in, a Material Adverse Event;
          (b) any amendment to Seller’s operating agreement or any other organizational documents of Seller;

          (c) any incurrence or assumption by Seller of any Indebtedness in excess of $5,000 individually or $25,000 in the aggregate;
          (d) the imposition of any material Encumbrance upon any of the assets, tangible or intangible, of Seller;
          (e) any material damage, destruction or loss with respect to the properties or assets of Seller, whether or not covered by insurance;
          (f) any payment, loan or advance of any amount to, or sale, transfer or lease of any of Seller’s assets to, or any agreement or arrangement with, any member or equity holder of Seller or any of their respective Affiliates;
          (g) any change in the Tax or accounting principles, methods, practices or procedures followed by Seller or any change in the depreciation or amortization policies or rates theretofore adopted by Seller, except as required by GAAP and disclosed to Buyer in writing;
          (h) any change or revocation by Seller of any Tax election or any agreement or settlement with any Governmental Body with respect to Taxes;
          (i) any acquisition by Seller by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or corporation, partnership, association or other business organization or division thereof;
          (j) any sale, lease or other transfer or disposition by Seller of its assets, tangible or intangible, other than for fair consideration in the ordinary course of business in a manner consistent with past practice;
          (k) any contract (or series of related contracts) entered into by Seller either involving more than $25,000 individually (or $50,000 in the aggregate) or outside the ordinary course of business;
          (l) any acceleration, termination, modification or cancellation of any contract (or series of related contracts) involving more than $25,000 individually (or $50,000 in the aggregate) to which Seller is a party or by which it or its properties is bound;
          (m) any capital expenditure (or series of related capital expenditures) by Seller either involving more than $25,000 individually (or $50,000 in the aggregate) or outside the ordinary course of business;
          (n) any capital investment in, any loan to or any acquisition of the securities or assets of, any other Person;
          (o) any delay or postponement of payment of accounts payable or other liabilities of Seller outside the ordinary course of business consistent with past practice;
          (p) any cancellation, compromise, waiver or release of any right or claim of Seller outside the ordinary course of business;

          (q) the commencement or notice or, to Seller’s knowledge, threat of commencement of any lawsuit or proceeding against Seller;
          (r) any license or sublicense of any rights of Seller under or with respect to the Intellectual Property;
          (s) any notice of any claim of ownership by any Person of Intellectual Property or of infringement by the Business of any Person’s intellectual property rights;
          (t) any material change in pricing charged by Seller for Products; or
          (u) any negotiation or agreement by Seller or any officer or employee thereof to do any of the things described in the preceding clauses (a) through (t) (other than negotiations with Buyer and its representatives regarding the transactions contemplated by this Agreement).
     4.16 Insurance. Set forth on Schedule 4.16 is a list and brief description of each insurance policy to which Seller has been a party, a named insured or otherwise the beneficiary of coverage at any time in the past three years in connection with the Purchased Assets or the Business and of individual claims in excess of $50,000, and similar claims in excess, in the aggregate, of $200,000 during any twelve (12) month period, made by Seller within three years prior to the date hereof, under any insurance policies. Such insurance is adequate in kind and amount to cover known insurable risks of Seller and is, and will continue to be, in full force and effect for the benefit of Buyer and the Purchased Assets.
     4.17 FDA Matters. Except as otherwise set forth on Schedule 4.17, which schedule shall include a complete list of all approvals, clearances, authorizations, licenses or registrations required by FDA and the jurisdiction or country in which the Products are manufactured to permit the design, development, pre-clinical and clinical testing, manufacture, labeling and sale of the Products, whether required of Seller or any of its suppliers or manufacturers:
          (a) The Business and the Products are in compliance in all material respects with all current applicable laws, statutes, rules, regulations, standards, guides or orders administered, issued or enforced by the FDA or any other Governmental Body having regulatory authority or jurisdiction over the Business and the Products.
          (b) Seller and its suppliers and manufacturers are in compliance in all material respects with all applicable laws, statutes, rules, regulations, standards, guides or orders administered or issued by the FDA or Governmental Body relating to the methods and materials used in, and the facilities and controls used for, the design, manufacture, processing, packaging, labeling, storage and distribution of the Products, including applicable Quality System Regulations, which incorporate current Good Manufacturing Practice requirements. Further, no governmental action has been taken or is in the process of being taken that could slow, halt or enjoin the manufacturing of the Products of Seller and the Business or subject the manufacturing of the Products and the Business to regulatory enforcement action. All manufacturing operations performed by or on behalf of Seller by its manufacturers or suppliers have been and are being conducted in compliance with ISO 9001 and ISO 13485 regulations.

          (c) Neither Seller nor its manufacturers or suppliers has received from the FDA or any other Governmental Body, and Seller is not aware of any facts which would furnish any reasonable basis for, any notice of adverse findings, FDA Form 483 inspectional observations, regulatory letters, notices of violations, warning letters, Section 305 criminal proceeding notices under the Federal Food, Drug and Cosmetic Act or other similar communication from the FDA or other Governmental Body, and there have been no seizures conducted or threatened by the FDA or other Governmental Body, and no recalls, market withdrawals, field notifications, notifications of misbranding or adulteration, or safety alerts conducted, requested or threatened by the FDA or other Governmental Body relating to the Business or to the Products.
          (d) Each premarket notification (“510(k)”) submission and related documents and information for each of the Products have been filed, approved or cleared and maintained in compliance in all material respects with applicable federal statutes, rules, regulations, standards, guides or orders administered or promulgated by the FDA or other Governmental Body and all preclinical and clinical studies that support approval or clearance of Products have been conducted in compliance with all applicable current Good Laboratory and Good Clinical Practices in all material respects. No filing or submission to the FDA or any other Governmental Body that is the basis for any approval or clearance contains any material omission or material false information. Seller has disclosed in writing to Buyer or will disclose prior to the Closing Date a complete and accurate list of all Products indicating (i) which products are commercialized, marketed or placed in interstate commerce under an approved or cleared FDA authority (e.g. 510(k), abbreviated or special 510(k) or Investigational Device Exemption (“IDE”)), and (ii) which products are not marketed under an approved or cleared FDA authority, and indicating why such products are being commercialized, marketed or placed in interstate commerce without such authority. Such listing also contains or shall contain a complete and accurate list of all 510(k)s, abbreviated or special 510(k) submissions and IDE or other submissions related to the Business currently pending with the FDA.
          (e) Seller is not aware of any facts which are reasonably likely to (i) cause the withdrawal or recall, or require suspension or additional approvals or clearances, of any Products currently sold by Seller, (ii) require a change in the manufacturing, marketing classification, labeling or intended use of any such Products, or (iii) require the termination or suspension of marketing of any such Products.
          (f) None of the Products manufactured, marketed or sold by Seller or its manufacturers or suppliers has been recalled or subject to a field safety notification (whether voluntarily or otherwise), and Seller has not received notice (whether completed or pending) of any proceeding seeking recall, suspension or seizure of any products sold or proposed to be sold by Seller.
          (g) Seller has submitted to the FDA all medical device reports relating to performance issues that could lead to serious injury or death that Seller has been required to submit under applicable federal statutes, rules, regulations, standards, guides or orders administered or promulgated by the FDA related to the Products. No circumstances have arisen that would require Seller to submit a medical device report to the FDA.

     4.18 Products; Product Liability.
          (a) Set forth on Schedule 4.18(a) is a list of all of the Products. Each of the Products sold by Seller: (i) is, and at all times up to and including the sale thereof has been, in compliance in all material respects with all Requirements of Laws and (b) is, and at all relevant times has been, fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made in all regulatory filings pertaining thereto and made on the container or label for such Product or in connection with its sale. There is no design or manufacturing defect with respect to any of the Products.
          (b) Set forth on Schedule 4.18(b) are the forms of Seller’s service or product warranties that are currently applicable to services or merchandise related to the Business (including, without limitation, the Products) sold by Seller or in respect of which Seller is obligated. Except as set forth on Schedule 4.18(b), there are no existing or, to Seller’s knowledge, threatened, claims against Seller for services or merchandise related to the Business which are defective or fail to meet any service or product warranties other than in the ordinary course of business consistent with past experience.
     4.19 Investment Representations.
          (a) The issuance of the Shares by Buyer is made in reliance upon Seller’s representation to Buyer, which by Seller’s execution of this Agreement Seller hereby confirms, that the Shares to be received by Seller will be acquired for investment for Seller’s own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and that Seller has no present intention of selling, granting any participation in, or otherwise distributing any of the Shares, except as contemplated in the Registration Statement. By executing this Agreement, Seller further represents that it has no contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Shares.
          (b) Seller understands and acknowledges that the issuance and sale of the Shares pursuant to this Agreement will not be registered under the Securities Act on the grounds that the offering and sale of securities contemplated by this Agreement are exempt from registration pursuant to Section 4(2) of the Securities Act and that the Shares may not be resold except upon their subsequent registration or pursuant to an exemption from the registration requirements, and that Buyer’s reliance upon such exemption is predicated upon Seller’s representations as set forth in this Agreement.
          (c) Seller represents that: (i) it and each Member has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Shares; (ii) it and each Member believes it has received all the information it has requested from Buyer and considers necessary or appropriate for deciding whether to obtain the Shares; (iii) it and each Member has had the opportunity to discuss Buyer’s business, management, and financial affairs with Buyer’s management; (iv) it and each Member has the ability to bear the economic risks of its prospective investment; and (v) it and each Member is able, without materially impairing its financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss on its investment.

          (d) Seller and each Member presently and independently qualify and will as of the Closing Date qualify, as an “accredited investor” within the meaning of Regulation D of the rules and regulations promulgated under the Securities Act.
     4.20 Capital Expenditures. Set forth on Schedule 4.20 is a list of each of Seller’s approved capital expenditure projects involving in excess of $25,000 including: (i) projects which have been commenced but are not yet completed; (ii) projects which have not been commenced; and (iii) projects which have been completed in respect of which payment has been made, within the last twelve (12) months.
     4.21 Disclosure. No statement (including without limitations, the representations and warranties and covenants contained in this Agreement) by Seller contained in this Agreement and none of the information contained in the Schedules hereto, in the Additional Agreements and any document, written statement or certificate furnished to Buyer and its representatives to Seller contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. There is no fact known to Seller that adversely affects the value of the Purchased Assets or Seller’s business, prospects, financial condition or operations which has not been set forth in this Agreement or the Schedules hereto. Seller has afforded to the officers, employees and authorized representatives of Buyer (including, without limitation, independent public accountants and attorneys) access all financial and other books and records (including computer files, retrieval programs and similar documentation) of Seller with respect to the Business. No investigation made by Buyer or its representatives hereunder shall affect the representations and warranties and covenants of Seller contained in this Agreement.
     4.22 Net Working Capital Certificate. The Net Working Capital Certificate provided by Seller to Buyer at or before the Closing shall be accurate, true and complete.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER
     As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller and agrees as follows:
     5.1 Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
     5.2 Authorization. Buyer has full power and authority to execute, deliver and perform this Agreement, each of the Additional Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Additional Agreements by Buyer have been duly authorized and approved by the board of directors of Buyer, and do not require any further authorization or consent of Buyer or its shareholders. This Agreement has been, and the Additional Agreements, upon execution and delivery, will be duly authorized, executed and delivered by Buyer and constitute, or upon execution and delivery by Buyer will constitute, as the case may be, legal, valid and binding obligations of Buyer enforceable in accordance with their terms, except (i) as such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights, and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
     5.3 Non-Contravention; Consents. The execution, delivery and performance by Buyer of this Agreement, each of the Additional Agreements and the consummation of the transactions contemplated hereby and thereby will not directly or indirectly (with or without notice or lapse of time) conflict with or result in any breach of any provision of the certificate of formation or operating agreement of Buyer. Except as may be required by the Exchange Act, Buyer was not, is not and will not be required to make any filing with or give any notice to or obtain any consent from any Person in connection with the execution, delivery and performance by Buyer of this Agreement, the Additional Agreements or the consummation of the transactions contemplated hereby and thereby.
     5.4 Validity of Shares. The Shares will, when issued in accordance with the provisions of this Agreement, be duly authorized, validly issued, fully paid and non-assessable.
     5.5 No Finder. Neither Buyer nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary, for or on account of the transactions contemplated by this Agreement.
ARTICLE 6
ADDITIONAL AGREEMENTS
     6.1 Taxes.
          (a) Except as contemplated by Section 2.5 above, Seller shall be responsible for and pay all Taxes of Seller, its Affiliates, the Business or the Purchased Assets arising at any time with respect to periods ending on or prior to the Closing Date, including the portion of real, personal or other property Taxes attributable to such periods, and all such Taxes shall constitute “Retained Liabilities” hereunder.
          (b) The Purchase Price shall be allocated pursuant to a schedule to be furnished to Seller by Buyer and agreed upon by Buyer and Seller prior to the Closing, or as soon as practicable after Closing. Buyer and Seller covenant that they will cooperate in good faith to determine an allocation of purchase price. Notwithstanding the foregoing, if Seller and Buyer fail to agree upon an allocation, the parties shall submit the matter to arbitration as provided in Section 10.15 herein, and shall in any case use reasonable best efforts to agree to an allocation (whether through arbitration or otherwise). Any Tax Return filed by a party shall be consistent with such allocations, unless otherwise required by a “determination” as defined in Section 1313(a) of the Internal Revenue Code.
          (c) To the extent relevant to the Purchased Assets and the Business, Seller shall (i) provide Buyer with such assistance as may reasonably be required in connection with the preparation of any Tax Return, amended tax return or claim for refund of any Tax, and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes and (ii) retain and provide Buyer with all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit or examination, or other tax proceeding. Seller shall retain all relevant documents, including prior years’ Tax Returns, supporting work schedules and other records or information that may be relevant to such returns for the statutory period applicable to such Tax Returns and shall not destroy or otherwise dispose of any such records without the prior written consent of Buyer.
          (d) To the extent relevant to the Purchased Assets and the Business, Buyer shall provide Seller with such assistance, records and information as may be reasonably required in connection with the preparation of any Tax Return, amended tax return or claim for refund of any Tax, and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes.
     6.2 Noncompetition Agreement. For and in consideration of the transactions contemplated herein, during the period commencing with the Closing Date and ending on the second anniversary of the Closing Date (the “Noncompetition Period”), Seller shall not engage in any Competitive Activity in the Restricted Territory. Seller agrees that each of the restrictions contained in this Section 6.2 goes no further than is necessary to protect the legitimate business interest of Buyer.
     6.3 Use of Name. Immediately following the Closing, neither Seller nor any of its Affiliates shall thereafter use for any purpose the name of any Product or any similar sounding name or any variant thereof. Seller agrees that Buyer may use or sell any products, inventory, supplies, parts or sales or marketing materials conveyed to Buyer as part of the Purchased Assets notwithstanding the fact that certain of such products, inventory, supplies, parts or sales or marketing materials may have affixed to them labels or other marks bearing a name or names not included in the Purchased Assets.
     6.4 Restrictions on Securities.
          (a) Seller covenants that in no event will it dispose of any of the Shares unless and until: (i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or (ii) (A) Seller shall have notified Buyer of the proposed disposition and shall have furnished Buyer with a statement of the circumstances surrounding the proposed disposition, which in the case of a sale to be made pursuant to Rule 144 promulgated under the Securities Act shall be limited to customary representations regarding compliance with the requirements of Rule 144 regarding volume, manner of sale and other matters, and (B) Seller shall have furnished Buyer at Seller’s expense an opinion of counsel, reasonably satisfactory to Buyer that such disposition will not require registration of such securities under the Securities Act; provided that Buyer shall not require an opinion of counsel for routine sales of shares pursuant to Rule 144.
          (b) All certificates for the Shares shall bear the following restrictive legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). SUCH SECURITIES MAY NOT BE TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER OR, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 OF THE ACT.”
          The certificates evidencing the Shares shall also bear any legend required by the Commissioner of Corporations of the State of California or required pursuant to any state, local or foreign law governing such securities.
          (c) The legend set forth in subsection (b) above shall be removed and Buyer shall issue a certificate without such legend to the holder of Shares upon which it is stamped, if: (i) the Shares represented by such certificate have been sold pursuant to an effective registration statement under the Securities Act; (ii) in connection with the resale of such Shares, such holder provides Buyer with an opinion of counsel, in form, substance and scope reasonably acceptable to Buyer, to the effect that a public sale or transfer of such Shares may be made without registration under the Securities Act; or (iii) such holder provides Buyer with reasonable assurances that such Shares have been sold under Rule 144 or can be sold under Rule 144(k).
     6.5 Registration.
          (a) Filing. Buyer shall file as promptly as practicable (but in any event within 20 days after the Closing Date) and use its reasonable efforts to have declared effective as promptly as practicable (but in any event, within 90 days after the Closing Date) a registration statement on Form S-3 (or any successor form to Form S-3) promulgated under the Securities Act, covering the resale of the Shares (the “Registration Statement”). Buyer shall use its reasonable efforts to cause the Registration Statement to become and remain effective until the earlier of (i) the date on which all of the Shares have been sold or (ii) the date that is two hundred seventy (270) days after the Shares are issued.
          (b) Limitations. The registration rights granted to Seller above are subject to the following limitations:
               (i) Buyer shall be entitled to postpone for a reasonable time, not exceeding ten (10) days, the filing of the Registration Statement or its efforts to cause the Registration Statement to become effective if at the time the right to delay is exercised, Buyer shall determine in good faith that such offering would interfere with any acquisition, financing or other transaction which Buyer is actively pursuing and is material to Buyer or would involve initial or continuing disclosure obligations that would not be in the best interests of Buyer; and

               (ii) Notwithstanding the foregoing, Buyer by notice to Seller may postpone all sales under the Registration Statement for a reasonable time, not exceeding thirty (30) days, if Buyer shall determine in good faith that permitting such sales would interfere in any material respect with any material acquisition, financing or other transaction which Buyer is actively pursuing or require premature disclosure (if Buyer is so advised by its legal counsel) of any other material corporate development or event, which disclosure Buyer believes would adversely affect the interests of Buyer; provided that Buyer may not implement more than one such postponement.
     6.6 Cash Adjustments Based on Effectiveness Price.
          (a) If on the Effectiveness Date, the Effectiveness Price is less than the Closing Price, Buyer shall pay to Seller, within 20 days after the Effectiveness Date, an amount in cash by wire transfer of immediately available funds to the account of Seller designated in writing to Buyer pursuant to Section 2.4(a)(i) equal to (i) the difference between (A) the Closing Price and (B) the Effectiveness Price, multiplied by (ii) the total number of Shares.
          (b) If on the Effectiveness Date, the Effectiveness Price exceeds the Closing Price, Seller shall pay to Buyer, within 20 days after the Effectiveness Date, an amount in cash by wire transfer of immediately available funds to the account of Buyer designated in writing to Seller equal to (i) the difference between (A) the Effectiveness Price and (B) the Closing Price, multiplied by (ii) the total number of Shares.
     6.7 Transition Covenant. Seller, the Members and the Managers hereby covenant and agree to use their best efforts to complete the Transition Activities to the reasonable satisfaction of Buyer by no later than six months following the Closing Date, and in any event covenant and agree to use their best efforts to complete to the reasonable satisfaction of Buyer the Transition Activities by no later than nine months following the Closing Date. The failure of Seller, the Members and the Managers to complete the Transaction Activities as a result of the failure of Buyer to provide a reasonable opportunity to perform such activities shall not be deemed to be a breach of this Section 6.7.
     6.8 Non-Disparagement. On and after the Closing Date, neither Seller, the Members, the Managers, or any of their respective Affiliates, on the one hand, nor Buyer or any of its Affiliates, on the other hand, will: (a) make any negative statement or communication regarding the Business, the Products or the other parties, or (b) make any derogatory or disparaging statement or communication regarding the Business, the Products, or the other parties.
     6.9 Right to Use Name. On and after the Closing Date, for a period of 9 months, Seller shall continue to have the right to use the name Radius Medical solely for administrative purposes in assisting in the collection of outstanding accounts receivable.
     6.10 Recourse Against MBI. In the event of a breach by Seller of its representations contained in Section 4.7(d) or 4.17 relating to the manufacturing of the Products, in addition to any other rights or remedies which it may have pursuant to this Agreement, Buyer will exercise its rights and remedies under the Supply Agreement with respect any representations or warranties in the Supply Agreement that have been breached. Buyer agrees that any amounts recovered pursuant to claims made under the Supply Agreement (net of Buyer’s attorneys fees and other expenses) will offset any claims made by Buyer against Seller pursuant to this Agreement for a breach of its representations or warranties contained in Section 4.7(d) or 4.17.
ARTICLE 7
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER
     The obligations of Buyer under this Agreement shall be subject, at the option of Buyer, to the satisfaction, on or prior to the Closing Date, of the following conditions:
     7.1 No Misrepresentation or Breach of Covenants and Warranties. Each of the representations and warranties of Seller contained or referred to herein and in the Additional Agreements shall be true and correct in all material respects on the Closing Date as though made on the Closing Date; Seller shall have complied with in all material respects and not otherwise breached in any material respect the covenants set forth herein; and there shall have been delivered to Buyer a certificate to such effect, dated the Closing Date, signed on behalf of Seller by the Managers.
     7.2 No Restraint or Litigation. No action, suit, investigation or proceeding shall have been instituted or overtly threatened to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated hereby.
     7.3 Necessary Governmental Approvals. The parties shall have received all approvals of all Governmental Bodies which are necessary to consummate the transactions contemplated hereby.
     7.4 Necessary Consents. Seller shall have received the consents, waivers and approvals set forth on Schedule 4.2 hereto and any consents and approvals of any Governmental Body required to be obtained by them in order to assign or transfer any Transferred Permits and regulatory rights and responsibilities related to the Products, in form and substance reasonably satisfactory to Buyer.
     7.5 Additional Agreements. Each of the Additional Agreements shall have been duly executed by Seller and shall be in full force and effect.
     7.6 Manager Agreements. Each of the Manager Agreements shall have been duly executed by each of the Managers and each shall be in full force and effect.
     7.7 No Material Adverse Event. No Material Adverse Event shall have occurred with respect to the Purchased Assets, the Business or the Products.
     7.8 Receipt of Closing Deliveries. Buyer shall have received each of the agreements, instruments and other documents set forth in Section 3.1(c); provided, however, that such receipt shall not be deemed to be an agreement by Buyer that the amounts set forth on the Net Working Capital Certificate, or any of the other agreements, instruments or documents set forth in Section

3.1(c) is accurate and shall not diminish Buyer’s remedies hereunder if any of the foregoing documents is not accurate.
     7.9 Supply Agreement Amendment. Seller and MBI shall each have executed and delivered the Supply Agreement Amendment, in form and substance reasonably satisfactory to Buyer.
ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER
     The obligations of Seller under this Agreement shall be subject, at the option of Seller, to the satisfaction, on or prior to the Closing, of the following conditions:
     8.1 No Misrepresentation or Breach of Covenants and Warranties. Each of the representations and warranties of Buyer contained or referred to in this Agreement and the Additional Agreements shall be true and correct in all material respects on the Closing Date as though made on the Closing Date; Buyer shall have complied with in all material respects and not otherwise breached in any material respect the covenants set forth herein; and there shall have been delivered to Seller a certificate or certificates to such effect, dated the Closing Date and signed on behalf of Buyer.
     8.2 No Restraint or Litigation. No action, suit, investigation or proceeding shall have been instituted or overtly threatened to restrain, prohibit or otherwise challenge the legality or validity of the transactions contemplated hereby.
     8.3 Necessary Governmental Approvals. The parties shall have received all approvals of all Governmental Bodies necessary to consummate the transactions contemplated hereby.
     8.4 Additional Agreements. Each of the Additional Agreements shall have been duly executed by Buyer and shall be in full force and effect.
ARTICLE 9
INDEMNIFICATION
     9.1 Grant of Indemnity.
          (a) Indemnification by Seller. As an inducement to Buyer to enter into this Agreement and the Additional Agreements, and acknowledging that Buyer is relying on the indemnification provided in this Article 9 in entering into this Agreement and the Additional Agreements, Seller and each of the Members and each of the Managers jointly and severally agree to indemnify, defend and hold harmless Buyer and its Affiliates, parent corporation and subsidiaries, and their respective employees, officers, directors, representatives, agents, counsel, successors and assigns (collectively, “Buyer Affiliates”), from and against any claims, losses, liability, obligations, lawsuits, judgments, settlements, governmental investigations, deficiencies, damages, costs or expenses of whatever nature, whether known or unknown, accrued, absolute, contingent or otherwise including, without limitation, interest, penalties, attorneys’ fees, costs of investigation and all amounts paid in defense or settlement of the foregoing, reduced by and to the extent of any insurance proceeds received with respect to any of the foregoing and the amount of any recovery against a third party in respect of the same matter (collectively “Claims and Losses”), suffered or incurred by Buyer or Buyer Affiliates as a result of or in connection with the following: (i) any and all debts, liabilities and obligations of Seller or related to the Purchased Assets (other than the Assumed Liabilities), whether known or unknown, accrued, absolute, contingent or otherwise, arising out of or relating to the business and operations of Seller or related to the Purchased Assets prior to or on the Closing Date or which arise after the Closing Date but which are based upon or arise out of any act, transaction, circumstance, state of facts or other condition which occurred or existed on or before the Closing Date, whether or not then known, accrued, due or payable; (ii) a breach of any obligation, representation, warranty, covenant or agreement of Seller or any Member or any Manager in this Agreement or any Additional Agreement (including without limitation, a breach of Section 6.6 (b) or Section 6.7 of this Agreement), or because any representation or warranty by Seller or any Member or any Manager contained in this Agreement or any Additional Agreement, in any document furnished or required to be furnished pursuant to this Agreement by Seller to Buyer or any of its representatives, or any documents furnished to Buyer in connection with the Closing hereunder, shall be false; (iii) any litigation arising out of or based upon events or operative facts occurring prior to or on the Closing Date, in connection with Seller or the Purchased Assets, whether or not disclosed on the Schedules to this Agreement, including claims, without limitation, made by employees or former employees of Seller; (iv) any and all claims, including legal, administrative or creditor claims or actions, in connection with Seller or the Purchased Assets or the transfer of Purchased Assets hereunder, if any fact material to any such claim or cause of action pleaded or stated there occurred prior to or on the Closing Date; (v) any inaccuracies in the Net Working Capital Certificate; and (vi) costs and expenses (including reasonable attorneys’ fees) incurred by Buyer in connection with any demand, action, suit, proceeding, demand, assessment or judgment incident to any of the foregoing (collectively, “Buyer’s Damages”).
          (b) Indemnification by Buyer. As an inducement to Seller to enter into this Agreement and the Additional Agreements, and acknowledging that Seller is relying on the indemnification provided in this Article 9 in entering into this Agreement and the Additional Agreements, Buyer agrees to indemnify, defend and hold harmless Seller, each of the Members and each of the Managers and their respective Affiliates, agents, successors and assigns (collectively, “Seller Affiliates”), from and against any Claims and Losses suffered or incurred by Seller as a result of or in connection with the following: (i) a breach of any obligation, representation, warranty, covenant or agreement of Buyer in this Agreement or any Additional Agreement, or because any representation or warranty by Buyer contained in this Agreement or any Additional Agreement, in any document furnished or required to be furnished pursuant to this Agreement by Buyer to Seller, or any of their representatives, or any documents furnished to Seller in connection with the Closing hereunder, shall be false; (ii) any and all liabilities of Seller of any nature arising solely out of the Purchased Assets after the Closing Date except for matters which are the subject of indemnification pursuant to Section 9.1(a); and (iii) costs and expenses (including reasonable attorneys’ fees) incurred by Seller in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the foregoing (collectively, “Seller Damages”).

          (c) Defense and Settlement. Buyer shall have the right to defend a claim of infringement or misappropriation asserted by a third party with litigation counsel of its choice and shall instruct said counsel to diligently and energetically defend. Buyer shall keep Seller apprised of the developments in the action. Seller, the Members and the Managers shall cooperate in the defense of each and every claim. Without limitation, the cooperation shall include making available documents and or witnesses as may be within the control of Seller, the Members or the Managers, cooperating in assisting Buyer to determine all particulars of operation of the accused product or method, and in identifying and proving counterclaims against the third party. Buyer shall retain control of the litigation and shall therefore, have the right to make the final decision with respect to defenses, counterclaims and strategy. Seller, the Members and the Managers shall strictly observe all conduct and communication rules that litigation counsel shall impose with respect to the claim or litigation, including, but not limited to, issuance of press releases, public statements and even to statements to individuals within the employ of Seller who either do not have a strict need to know, or, to whom communication would be restricted by reason of any protective order in effect. Buyer shall be entitled to settle any third party claim in any manner which, in Buyer’s sole reasonable judgment, is appropriate, and Seller, the Members and the Managers shall reasonably cooperate and comply with such acts as shall be required to accomplish settlement.
     9.2 Representation, Cooperation and Settlement.
          (a) Each party agrees to give prompt notice to the other, of any claim against the other, which might give rise to a claim based on the indemnity contained in Sections 9.1(a) and 9.1(b), stating the nature and basis of the claim and the amount thereof.
          (b) In the event any claims, action, suit or proceeding is brought against a party (the “Indemnified Party”) with respect to which another party (the “Indemnifying Party”) may have liability under the indemnity contained in Sections 9.1(a) and 9.1(b) hereof, the Indemnified Party shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting from such claim, provided that Buyer shall not be required to permit Seller, the Members or the Managers to assume the defense of any third party claim which if not first paid, discharged, or otherwise complied with would result in a material interruption or cessation of the conduct of Buyer’s business or any material part thereof or materially impair the value of the Purchased Assets. Failure by the Indemnifying Party to notify the Indemnified Party of its election to defend any such claim or action by a third party within thirty (30) days after notice thereof shall have been given by the Indemnified Party, shall be deemed a waiver of any such election. If the Indemnifying Party assumes the defense of such claim or litigation resulting therefrom, the obligations of the Indemnifying Party hereunder as to such claim shall include taking all steps reasonably necessary in the defense or settlement of such claim or litigation resulting therefrom, including the retention of competent counsel reasonably satisfactory to the Indemnified Party, and holding the Indemnified Party harmless from and against any and all damage resulting from, arising out of, or incurred with respect to any settlement approved by the Indemnifying Party or any judgment in connection with such claim or litigation resulting therefrom. The Indemnifying Party shall not, in the defense of such claim or litigation, consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) except with the written consent of the Indemnified Party nor enter into any settlement (except with the written consent of the Indemnified Party) which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party a release from all liability in respect to such claim or litigation.
          (c) If the Indemnifying Party shall not assume the defense of any such claim by a third party or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation in such manner as it deems appropriate. The Indemnifying Party shall, in accordance with the provisions hereof, promptly reimburse the Indemnified Party for the amount of any settlement reasonably entered into by the Indemnified Party and for all damage incurred by the Indemnified Party in connection with the defense against or settlement of such claim or litigation.
     9.3 Interest. In the case Buyer makes payments to third parties (including federal, state, local or other tax authorities) which are indemnifiable hereunder, the amount of the Indemnifying Party’s liability under this Article 9 with respect thereto shall include interest on the amount of such payment from the effective date of the Indemnified Party’s notice of such payment to the Indemnifying Party or the date on which such payment is made (whichever is later) through the date on which the Indemnified Party shall have been indemnified therefor, at a simple rate of interest equal to the rate per annum earned on the Additional Consideration pursuant to the terms of the Escrow Agreement; provided that in no event shall such rate exceed the maximum rate permitted by law.
     9.4 Survival of Representations and Warranties. All the representations and warranties of Seller contained in Article 3 and of Buyer in Article 4 above shall survive the Closing hereunder and shall continue in full force and effect after such Closing for a period of 18 months after the Closing Date; provided, however, that the representations and warranties set forth in Section 4.3 (Taxes), Section 4.6 (Title to Purchased Assets), Section 4.7 (Intellectual Property), Section 4.11 (Environmental Matters) and Section 4.17 (FDA Matters), claims for fraud and willful misrepresentation, and pending claims that are not satisfied within the 18 month period shall continue to survive after the Closing Date until the expiration of all applicable statutes of limitations.
     9.5 Indemnity Cap. The maximum aggregate amount of Claims and Losses for which any party (including Buyer, Seller, any Member or any Manager) shall be liable pursuant to this Article 9 shall be $2,000,000.
     9.6 Sole and Exclusive Remedy. In the absence of fraud, willful misconduct or intentional misrepresentation, the indemnification obligations of Seller, the Members, the Managers and Buyer under this Article 9 shall constitute the sole and exclusive remedies of any Indemnified Party for the recovery of monetary damages with respect to the matters described in Sections 9.1(a) and (b). The terms of this Section 9.6 shall not be construed as limiting in any way whatsoever any remedy other than for the recovery of monetary damages to which an Indemnified Party may be entitled.
     9.7 Thresholds. Neither Buyer nor Seller shall seek or be entitled to indemnification pursuant to this Article 9 until the aggregate amount of Claims and Losses incurred by such party exceeds $100,000, in which event the Indemnifying Party shall be liable for indemnification for the entire amount of all such Claims and Losses (and not merely the excess over $100,000).

ARTICLE 10
GENERAL PROVISIONS
     10.1 Survival of Obligations. All representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement. The respective representations and warranties of each party hereto contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto.
     10.2 Confidentiality. Each of Buyer and Seller agrees that it will keep confidential all documents, materials and other information which it shall have obtained regarding the other party during the course of the negotiations leading to the consummation of the transactions contemplated by this Agreement (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, including but not limited to the content and terms of this Agreement, all in accordance with the terms of the Nondisclosure Agreement.
     10.3 No Public Announcements. Neither Buyer nor Seller shall, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by law, in which case the other party shall be advised and the parties shall use their reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, Buyer hereby consents to Seller issuing a press release with respect to this Agreement promptly after the execution of this Agreement and promptly after the Closing, which press release shall be subject to the review and approval of Buyer, which approval shall not be unreasonably withheld.
     10.4 Notices. All notices, requests, consents, instructions or other communications or other documents required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally via telecopier or five (5) days after being sent, when sent by registered or certified mail, or one (1) day after being sent, when sent by overnight courier, addressed as follows:

If to Buyer, to:

NuVasive, Inc.
4545 Towne Centre Court
San Diego, California 92121
Attention:	Jason Hannon
Facsimile:	(858) 909-2479

with a copy to:

Heller Ehrman LLP
4350 La Jolla Village Drive, 7th Floor
San Diego, CA 92122
Attention:	Michael S. Kagnoff, Esq.

Facsimile:	(858) 450-8499

If to Seller, the Members or Managers to:

Russell Cook and Duraid Antone
3700 Campus Drive
Newport Beach, CA 92660
Facsimile:	(949) 553-0407

with a copy to:

Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626
Attention:	Larry A. Cerutti, Esq.
Facsimile:	(714) 546-9035
or to such other address as such party may indicate by a notice delivered to the other parties hereto.
     10.5 Successors and Assigns.
          (a) The rights of either party under this Agreement shall not be assignable prior to the Closing Date without the written consent of the other, which shall not be unreasonably withheld or delayed.
          (b) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and successors and assigns permitted by this Section 10.5 any right, remedy or claim under or by reason of this Agreement.
     10.6 Access to Records after Closing Date. For a period of five (5) years after the Closing Date, Buyer and its representatives shall have reasonable access to all of the information, books and records of the Business which Seller or any of its Affiliates shall retain after the Closing Date. Such access shall be afforded by Seller and its Affiliates upon receipt of reasonable advance notice and during normal business hours.
     10.7 Entire Agreement; Amendments. This Agreement, the Schedules referred to herein, the documents delivered pursuant hereto and the Nondisclosure Agreement contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all prior agreements or understandings, oral or written, between or among any of the parties hereto. This Agreement shall not be amended, modified or supplemented, except by a written instrument signed by an authorized representative of each of the parties hereto.
     10.8 Interpretation. Article titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.
     10.9 Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.
     10.10 Expenses. Whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection herewith including, without limitation, all legal, accounting, financial, advisory, consulting and all other fees and expenses of third parties (“Third Party Expenses”) incurred by a party in connection with the negotiation and consummation of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses. Seller’s Third Party Expenses shall be deemed “Retained Liabilities” hereunder.
     10.11 Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.
     10.12 Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of Seller and Buyer.
     10.13 Further Assurances.
          (a) On the Closing Date, Seller shall (i) deliver to Buyer such other bills of sale, deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form reasonably satisfactory to Buyer and its counsel, as Buyer may reasonably request or as may be otherwise reasonably necessary to vest in Buyer all the right, title and interest of Seller in, to or under any or all of the Purchased Assets, and (ii) take all steps as may be reasonably necessary to put Buyer in actual possession and control of all the Purchased Assets.
          (b) From time to time following the Closing Date, Seller shall execute and deliver, or cause to be executed and delivered, to Buyer such other instruments of conveyance and transfer as Buyer may reasonably request or as otherwise may be reasonably necessary to more effectively convey and transfer to, and vest in, Buyer and put Buyer in possession of, any part of the Purchased Assets, and in the case of licenses, certificates, approvals, authorizations, agreements, contracts, leases, easements and other commitments included in the Purchased Assets which cannot be transferred or assigned effectively without the consent of third parties which consent has not been obtained prior to the Closing Date, (i) to cooperate with Buyer at its request in endeavoring to obtain such consent promptly, and if any such consent is unobtainable, to use its reasonable efforts to secure to Buyer the benefits thereof in some other manner, or (ii) to use reasonable efforts jointly with Buyer to secure to Buyer the benefits thereof in some other manner (including the exercise of the rights of Seller thereunder).
     10.14 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of California.
     10.15 Dispute Resolution. Any dispute or claim arising out of or in connection with this Agreement will be finally settled by binding arbitration in San Diego, California, in accordance with the then-current Commercial Arbitration Rules of the American Arbitration Association by one (1) arbitrator appointed in accordance with said rules. The arbitrator shall apply California law, without reference to rules of conflicts of law or rules of statutory arbitration, to the resolution of any dispute. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the parties may apply to any court of competent jurisdiction for preliminary or interim equitable relief, or to compel arbitration in accordance with this paragraph, without breach of this arbitration provision.
     10.16 Effect of Due Diligence. The fact that Buyer has conducted a due diligence investigation of the Business prior to the date hereof shall in no way mitigate or qualify the representations and warranties of Seller set forth herein. Seller acknowledges and agrees that Buyer is relying on Seller’s representations and warranties in executing this Agreement and consummating the transactions contemplated hereby.
     10.17 No Third-Party Beneficiaries. This Agreement is for the sole benefit of Buyer and Seller and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than Buyer and Seller and such permitted successors and assigns, any legal or equitable rights hereunder.
     10.18 Attorneys’ Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys’ fees, incurred in connection with such action, including any appeal of such action.
[Signature Page Follows]

          IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed on the date first above written.

BUYER:

NUVASIVE, INC.

By:	/s/ Alexis V. Lukianov

Name:	Alexis V. Lukianov

Title:	Chairman and Chief Executive Officer

SELLER:

RADIUS MEDICAL, LLC

By:	/s/ Russell Cook

	Name:	Russell Cook
	Title:	Manager

By:	/s/ Duraid S. Antone

	Name:	Duraid S. Antone
	Title:	Manager

MEMBERS

BIOLOGIC, LLC

By:	/s/ Russell Cook

	Name:	Russell Cook
	Title:	Member

By:	/s/ Kathleen Cook

	Name:	Kathleen Cook
	Title:	Member

ANTONE FAMILY PARTNERS

By:	/s/ Duraid S. Antone

	Name:	Duraid S. Antone
	Title:	Partner

By:	/s/ Candida Antone

	Name:	Candida Antone
	Title:	Partner

MANAGERS

/s/ Russell Cook

Russell Cook, an individual resident of the state of California

/s/ Duraid S. Antone

Duraid Antone, an individual resident of the state of California

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EXHIBITS
* Exhibit A — Form of Assignment and Assumption Agreement
* Exhibit B — Form of Assignment and Assumption of Contracts
* Exhibit C — Form of Assignment of Copyrights
* Exhibit D — Form of Assignment of Patents
* Exhibit E — Form of Assignment of Trademarks
* Exhibit F — Form of Bill of Sale
* Exhibit G — Form of Manager Agreements
* Exhibit H — Form of Opinion of Rutan & Tucker, LLP
* Exhibit I — Form of Escrow Agreement
*	Exhibits have not been filed pursuant to paragraph (b)(2) of Item 601 of Regulation S-K. NuVasive, Inc. agrees to furnish supplementally a copy of any omitted exhibit to the Securities and Exchange Commission upon request.
SCHEDULES
* Schedule 2.1(a)(ii) — Tangible Personal Property
* Schedule 2.1(a)(viii) — Transferred Agreements
* Schedule 2.2(b) — Excluded Assets
* Schedule 2.3 — Assumed Liabilities
* Schedule 4.2 — Authorization
* Schedule 4.5(b) — Governmental Permits
* Schedule 4.7(a) — Intellectual Property
* Schedule 4.8(a) — Accounts Receivable
* Schedule 4.8(b) — Inventory
* Schedule 4.9 — Material Contracts
* Schedule 4.12 — Finder
* Schedule 4.13 — Customers and Suppliers
* Schedule 4.14 — Seller Financial Statements
* Schedule 4.15 — Balance Sheet Changes
* Schedule 4.16 — Insurance
* Schedule 4.17 — FDA Matters
* Schedule 4.18(a) — Products
* Schedule 4.18(b) — Service or Product Warranties
* Schedule 4.20 — Approved Capital Expenditures
* Schedule 6.7 — Transition Activities
*	Schedules have not been filed pursuant to paragraph (b)(2) of Item 601 of Regulation S-K. NuVasive, Inc. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.